UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

SCOPUS VIDEO NETWORKS LTD.

(Name of Subject
Company)

SCOPUS VIDEO NETWORKS LTD.

(Names of Persons Filing
Statement)

ORDINARY SHARES, PAR VALUE NIS 1.40 PER SHARE

(Title of Class of
Securities)

M8260H106
(CUSIP Number of Class of Securities)

Yaron Simler, Chief Executive Officer
10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel
(972-3) 900-7777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Gene Kleinhendler, Adv.
Itay Frishman, Adv.
Gross, Kleinhendler, Hodak, Berkman & Co.
One Azrieli Center
Tel Aviv 67021, Israel
(972-3) 607-4444

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Purpose of Amendment

        The purpose of this Amendment No. 2 is to amend and supplement Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Scopus Video Networks Ltd. (“Scopus” or the “Company”) with the Securities and Exchange Commission (“SEC”) on July 16, 2007, as amended on August 6, 2007 (the “Statement”) relating to the tender offer by Optibase Ltd. (“Optibase”), to purchase 5% of the outstanding ordinary shares of Scopus (the “Shares”) at a price of US $5.25 per share (the “Offer”).

Item 8.	Additional Information.

        Item 8 the Statement is hereby amended and supplemented by adding the following paragraph to the end of Item 8:

Extension of the Offer

        On August 7, 2007, Optibase issued a press release announcing that it extends the Offer to Thursday, August 23, 2007, at 5:00 p.m. and increases the price per share to $5.75 in cash. A copy of the press release is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Public Announcement

        On August 10, 2007, the Company issued a press release responding Optibase’s tender offer extension. A copy of the press release is attached as exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by this reference.

Item 9.	Exhibits.

        Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(2)	Press release issued by Optibase on August 7, 2007

(a)(3)	Press release issued by Scopus on August 10, 2007

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yaron Simler

(Signature)

Yaron Simler, Chief Executive Officer

(Name and title)

August 10, 2007

(Date)

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